Exhibit 8.2

March 11, 2021

Board of Trustees

Prosper Bank

185 East Lincoln Highway

Coatesville, PA 19320

Board of Trustees:

You have requested our opinion regarding certain Pennsylvania tax consequences of the proposed conversion (the “Conversion”) of Prosper Bank (the “Bank”) from a Pennsylvania-chartered mutual savings bank to a Pennsylvania-chartered stock savings bank, pursuant to a Plan of Conversion adopted by the Board of Trustees of the Bank on March 8, 2021 (the “Plan”). Capitalized terms used but not identified herein will have the same meaning as set forth in the Plan.

BACKGROUND

Our Pennsylvania tax opinion is in addition to the Federal Tax Opinion of Luse Gorman, PC dated March 11, 2021 (the “Federal Opinion”), which we have reviewed. The proposed transactions and the facts, assumptions, and representations outlined and set forth in the Federal Opinion are also used herein.

Our opinion is based upon: (1) the facts and circumstances of the Plan, including the representations of the parties involved, as described in the Federal Opinion; (2) current provisions of Pennsylvania law; (3) the Federal Opinion; (4) the understanding that only the specific issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered; (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state revenue authorities or the courts will concur with our opinion; and (6) the assumption that the Plan will not result in the recognition of gain, income, or loss on the books of any of the parties involved, under generally accepted accounting principles.

STATEMENT OF FACTS

The Bank is a mutual savings bank organized under the laws of the Commonwealth of Pennsylvania that is in the process of converting to a Pennsylvania-chartered stock savings bank. In connection with and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will exchange their liquidation rights in the Bank for an interest in a liquidation account (“Liquidation Account”) established at the Bank.

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In the Conversion, all of the Bank’s to-be-issued stock will be acquired by Prosper Bancorp, Inc., a Maryland corporation (the “Holding Company”). The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a bank holding company and to hold all of the stock of the Stock Bank. The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares as described in greater detail below.

Following regulatory approval, the Plan provides for the offer and sale of shares of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (1) Eligible Account Holders; (2) the Bank’s tax-qualified employee stock benefit plans, including the newly formed employee stock ownership plan and the Bank’s 401(k) plan; (3) Supplemental Eligible Account Holders; and (4) Other Depositors, all as described in the Plan. The minimum amount of shares in the offering range must be sold. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to the general public with a preference for members of the general public residing in Chester, Lancaster, Lebanon, Dauphin and Cumberland Counties, Pennsylvania (“Community Offering”), followed by a syndicated community offering (“Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all shares of Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value will be determined by RP Financial, LC., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of Common Stock.

STATE INCOME TAX LAW

PENNSYLVANIA MUTUAL THRIFT INSTITUTIONS TAX (MTIT)

Pennsylvania imposes the Pennsylvania MTIT on an institution at the rate of 11.5 percent of its taxable net income [72 P.S. §8502(a)]. An institution is defined as every “savings bank without capital stock, building and loan associations, savings and loan associations, and savings institutions having capital stock” [72 P.S. §8501]. Net income for MTIT purposes is determined in accordance with generally accepted accounting principles, with certain exceptions and modifications that are generally not pertinent to this analysis [72 P.S. §8502(c)]. However, net income shall be determined on a separate company unconsolidated basis, using cost in lieu of equity accounting for investments in a subsidiary [72 P.S. §8502(c)(1)]. Institutions that are subject to the MTIT are exempt from all other corporate taxes imposed by the Commonwealth of Pennsylvania [72 P.S. §8502(e)].

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PENNSYLVANIA CORPORATE NET INCOME (CNI) TAX

The Pennsylvania CNI tax is imposed on domestic and foreign corporations and business trusts for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania at a rate of 9.99 percent of taxable income [72 P.S. §7402]. As stated above, entities subject to the MTIT are exempt from the CNI tax.

To the extent that the Holding Company has nexus with Pennsylvania, it will be subject to the CNI tax.

Taxable income for CNI purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as “taxable income for the calendar year or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government, for the current and prior taxable years, subject, however, to a correction thereof, for fraud, evasion, or error as finally ascertained by the federal government” [72 P.S. §7401(3)1(a)].

PENNSYLVANIA PERSONAL INCOME TAX (PIT)

The Pennsylvania PIT is imposed at a rate of 3.07 percent of each class of income deemed to be taxable by Pennsylvania [72 P.S. §7302]. The classes of income includable in taxable income for PIT purposes include compensation; net profits; net gains or income from disposition of property; net gains or income derived from or in the form of rents, royalties, patents and copyrights, dividends, and certain lottery and gambling winnings; and net gains or income derived through estates and trusts [72 P.S. §7303(a)].

Pennsylvania excludes from taxable classes of income “the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan of reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation” [72 P.S. §7303(a)(3)(iv)].

OPINION

It is our opinion that:

A.	The Plan will not result in any additional tax liabilities under the Pennsylvania MTIT. This is provided that there is no additional net income recognized under generally accepted accounting principles as a result of the Conversion.

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B.	The Plan will not result in any additional Pennsylvania CNI tax. This is provided that the Conversion does not result in an increase to the federal taxable income of the Holding Company.

C.	The issuance of nontransferable subscription rights to the recipients will not result in any Pennsylvania PIT. This is provided that there is no ascertainable value assigned to the rights.

D.	There will be no additional Pennsylvania PIT on Eligible Account Holders or Supplemental Eligible Account Holders or Other Depositors upon the distribution to them of the nontransferable subscription rights to purchase Common Stock.

E.	There will be no additional Pennsylvania PIT on Eligible Account Holders, Supplemental Eligible Account Holders or Other Depositors as a result of the exercise of the nontransferable subscription rights.

The state income tax opinion expressed above is limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to any other taxes. In addition, the opinions herein do not include any opinion with respect to tax liabilities attributable to events occurring after the Plan is enacted or to any assets held or acquired by the Holding Company other than stock of the Bank.

Our opinion is based on the facts and circumstances as stated herein, whether directly or by reference to the Federal Opinion. If any of the facts and conditions are not entirely complete or accurate, it is imperative that we are informed immediately, since the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the Commonwealth of Pennsylvania, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service or the Commonwealth of Pennsylvania, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Plan, the depositors of the Bank, and other investors who purchase stock pursuant to the Plan, and may not be relied upon by any other person or entity or referred to in any document without our express written consent.

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CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and as an exhibit to the Applications with respect to the Conversion, as applicable. We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement and the Applications.

Very truly yours,

/s/ S.R. Snodgrass, PC

S.R. Snodgrass, PC

Cranberry Township, Pennsylvania